Stone Tan China Acquisition Corp.
Suite 1A, 11th Floor, Tower 1
China Hong Kong City
33 Canton Road
Kowloon, Hong Kong

October 12, 2007

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-0102

Re:	Stone Tan China Acquisition Corp.
Registration Statement on Form S-1
File No. 333-142729

Ladies and Gentlemen:

Stone Tan China Acquisition Corp. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 4:30 p.m. on Monday, October 15, 2007, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Stone Tan China Acquisition Corp.

By:	/s/ Richard Tan
Name: Richard Tan
Title: Chief Executive Officer